 1-A/A LIVE 0001807689 XXXXXXXX 024-11190 true Fast Casual Concepts, Inc. WY 2019 0001807689 5812 83-4100110 1 30 141 Amsterdam Rd Grove City PA 16127 727-692-3348 John Brannelly, Attorney Other 2165.00 0.00 0.00 514923.00 988237.00 111325.00 536734.00 1297906.00 -309669.00 988237.00 130064.00 67883.00 1438.00 -319669.00 -0.07 0.00 Goff Backa Alfera & Company, LLC, Common Stock 100000000 0000000NA N/A N/A 0 0000000NA N/A N/A 0 0000000NA N/A true true Tier2 Audited Equity (common or preferred stock) Y N N Y N N 50000000 100000000 0.1000 5000000.00 0.00 0.00 0.00 5000000.00 Goff Backa Alfera & Company, LLC, 20000.00 BrannellyLaw PLLC 20000.00 5000000.00 true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 4(a)(2)